September 19, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.
Draft Registration Statement on Form F-1
Submitted August 1, 2017
CIK No. 0001712807

Dear Ms. Woo:

By letter dated August 28, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted on August 1, 2017 (the “Registration Statement”) by PagSeguro Digital Ltd. (the “Company”). We are writing to respond on behalf of the Company to the comments of the Staff, indicate changes that have been made in the Registration Statement as a result of those comments, confidentially submit the unaudited condensed consolidated interim financial statements of Pagseguro Internet S.A. (“PagSeguro Brazil”) as at and for the six month period ended June 30, 2017, and to incorporate ordinary course updates and other information consistent with market practices.

All page numbers below refer to the revised draft registration statement that is being confidentially submitted today (the “Revised Registration Statement”). We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as one unmarked copy.

Ms. Woo

United States Securities and Exchange Commission

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to them in the Revised Registration Statement.

Prospectus Cover Page

1.	Please revise the prospectus cover page to disclose the percentage ownership and voting rights that Universo Online S.A. and management will hold after the offering. Include a brief discussion of the respective voting rights of your Class A and Class B common shares and your status as a “controlled company” as a result of the significant control that UOL will have after the completion of this offering.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and has included on the prospectus cover page of the Revised Registration Statement the following paragraph:

“Following this offering, our parent company and Selling Shareholder, Universo Online S.A., or UOL, will beneficially own % of our outstanding share capital. The shares held by UOL are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For further information, see “Description of Share Capital.” As a result, UOL will control approximately % of the voting power of our outstanding share capital following this offering. None of our directors or executive officers will hold any of our shares immediately following this offering, although beneficiaries under our Long-Term Incentive Plan, or LTIP, will have the right to receive the vested portion of their rights under the plan either in Class A common shares or in cash upon completion of this offering, at the discretion of UOL’S LTIP Committee. The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP, including pursuant to rights that will not have vested immediately following this offering, may not exceed 3% of our share capital. For further information regarding the LTIP, see “Management–Long-Term Incentive Plan.””

Ms. Woo

United States Securities and Exchange Commission

The Company supplementally advises the Staff that its Long-Term Incentive Plan will be filed as Exhibit 10.10 by amendment to the Revised Registration Statement.

As a result of the Company’s decision to list its Class A common shares on the New York Stock Exchange, instead of Nasdaq, no language is now needed regarding “controlled company” status under the Nasdaq rules.

Market and Industry Data, page 56

2.	We note your statement that you cannot guarantee the accuracy and completeness of certain information in the registration statement. It is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document. Please revise.

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has deleted the following sentence on page 56:

“Neither we, the Selling Shareholder, the underwriters, nor their respective agents can guarantee the accuracy of such information.”

3.	Where you reference market and industry data, please ensure that you disclose the title and date of publication of the sources of such data. For example, disclose the titles and dates of publication of the eMarketer and World Bank sources that you reference on page 59.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and has disclosed the title and date of the publications used as sources of the market and industry data included in the Revised Registration Statement on pages 56 and 57 under “Market and Industry Data”.

4.	We note that you include market and industry data published by the Brazilian Association of Credit Card and Services Companies (ABECS) and Datafolha. We also note that one of your directors, Maria Judith de Brito, is a member of the ABECS board and that Datafolha is an affiliate of UOL, your controlling shareholder. Please tell us whether you commissioned any of the market and industry data published by ABECS or Datafolha and, if so, file a consent from either entity as an exhibit to the registration statement pursuant to Securities Act Rule 436.

Ms. Woo

United States Securities and Exchange Commission

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and confirms that it did not commission any of the market and industry data published by the Brazilian Association of Credit Card and Services Companies (ABECS). ABECS is made up of the principal issuers, card schemes, and processors of credit cards, debit cards, and loyalty cards, representing more than 95% of the Brazilian credit card market. PagSeguro joined ABECS in April 2015 and Maria Judith de Brito joined the board of directors of ABECS in October 2016. Although ABECS has hired Datafolha to provide research services in the past, neither the Company nor Maria Judith de Brito have been involved in this business relationship. The Company has revised page 56 of the Revised Registration Statement to disclose this relationship as follows:

“ABECS, 2016 Sector Balance (Balanço do Setor 2016), March 2017. (Maria Judith de Brito, a member of our board of directors, is currently a member of the board of ABECS.)”

PagSeguro Brazil commissioned the market and industry data published by Datafolha in June 2017 in a report titled “The Payment Methods Market” (O Mercado dos Meios de Pagamento). Datafolha, which is part of Grupo Folha, is a significant provider of corporate research in Brazil, providing services to large corporations and institutions (including ABECS). Datafolha is part of Grupo Folha, and Maria Judith de Brito is a statutory director of Datafolha, but she does not participate in Datafolha’s business activities. PagSeguro Brazil occasionally hires Datafolha to conduct research surveys on market conditions and at market prices. Datafolha has consented to the inclusion of the market and industry data commissioned by the Company in the Revised Registration Statement, and this consent has been filed as Exhibit 99.1 to the Revised Registration Statement. The Company has also revised page 57 of the Revised Registration Statement to add the following disclosure:

“Datafolha, The Payment Methods Market (O Mercado dos Meios de Pagamento), June 2017. (Datafolha is a member of Grupo Folha. This report was commissioned by us and Datafolha has consented to our inclusion of this market data in this prospectus.)”

Prospectus Summary, page 1

5.	Please provide a balanced discussion of your business in the prospectus summary. Provide a brief summary of your principal risks, including, but not limited to, your controlled company status in the prospectus summary.

Response to Staff Comment #5:

The Company acknowledges the Staff’s comment and has disclosed a summary list of risk factors on pages 12 and 13 of the Revised Registration Statement.

Ms. Woo

United States Securities and Exchange Commission

As a result of the Company’s decision to list its Class A common shares on the New York Stock Exchange, instead of Nasdaq, no language is now needed regarding “controlled company” status under the Nasdaq rules.

Overview, page 1

6.	Please ensure that you define each acronym or otherwise abbreviated term upon first use. For example, define EFTPOS on page 2.

Response to Staff Comment #6:

The Company acknowledges the Staff’s comment and has revised the Revised Registration Statement to define each acronym or otherwise abbreviated term either upon first use or, in the case of industry terms, in the Glossary.

Our Competitive Strengths

Disruptive Provider of Payment Solutions to Clients, page 9

7.	Here you disclose that 78% of your merchants use PagSeguro as their sole electronic payments service. Please revise your prospectus to clarify the source of this statistic.

Response to Staff Comment #7:

The Company acknowledges the Staff’s comment and has revised pages 9 and 133 of the Revised Registration Statement in order to correct the percentage of its merchants using PagSeguro as their sole electronic payments services and to clarify the source of this statistic as follows:

“According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service.”

Risk Factors

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid technological developments…, page 20

8.	Here you disclose that a significant and growing portion of your customers access your platforms through mobile devices. To provide additional context, revise to quantify the portion of your customers that access your platforms through mobile devices.

Ms. Woo

United States Securities and Exchange Commission

Response to Staff Comment #8:

The Company acknowledges the Staff’s comment and has revised the second paragraph of this risk factor on page 20 of the Revised Registration Statement to state as follows:

“For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the first six months of 2017, 39% of our customers accessed our platforms through mobile devices, compared with 29% in the first six months of 2016. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.”

Some of the key components of our POS devices are sourced from a limited number…, page 29

9.	Here you disclose that some of the key components used to manufacture your point-of-sale devices come from limited sources of supply and that you rely on one manufacturer to manufacture, test and assemble a significant amount of your POS devices. Please tell us whether you have material agreements with any suppliers or your manufacturer and, if so, revise to provide a summary of any such agreement and file it as an exhibit or advise. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response to Staff Comment #9:

The Company acknowledges the Staff’s comment and confirms that the Company’s Equipment Supply Agreement with PAX BR Comércio de Equipamentos de Informática Ltda. (“PAX”) and Transire Fabricação de Componentes Eletrônicos Ltda. (“Transire”) is a material agreement. PAX and Transire together serve as the Company’s main supplier of POS devices. The Company has revised the Exhibit Index to indicate that this agreement is Exhibit 10.1 and will file this agreement by amendment to the Revised Registration Statement. The Company has included this agreement as an exhibit to its Confidential Treatment Request, confidentially submitted to the Staff on September 5, 2017 (the “CTR”), in order to request confidential treatment of certain provisions of this agreement. The agreements for the components used to manufacture the Company’s POS devices are entered into directly by PAX and Transire with these suppliers and the Company does not have agreements with these suppliers.

Ms. Woo

United States Securities and Exchange Commission

In addition, the Company has revised page 123 of the Revised Registration Statement to include a summary of this agreement as follows:

“We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The Equipment Supply Agreement, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX and Transire to Net+Phone and the standard terms and conditions governing this supply of POS devices. PAX and Transire together serve as our main supplier of POS devices. Consideration payable to PAX and Transire under this agreement is determined by the number of POS devices ordered by Net+Phone. For more information, see “Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.””

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil, page 75

10.	Tell us whether management uses any key operating metrics to evaluate the business and what consideration you gave to disclosing these metrics. For example, we note your disclosures on page 9 that your growth strategy includes acquiring new clients and retaining and deepening relationships with existing clients, and your disclosure on page 64 that over time, you expect an increasing portion of your growth to come from increased revenue per merchant. Tell us what consideration you gave to disclosing the number of clients, the retention rate and the revenue per merchant. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Ms. Woo

United States Securities and Exchange Commission

Response to Staff Comment #10:

The Company acknowledges the Staff’s comment and confirms that management uses the following key operating metrics to evaluate the Company’s business: (1) number of active merchants, (2) average spending per active merchant and (3) TPV, or total payment volume. We have revised the disclosure in the Revised Registration Statement to include these key operating metrics in the “Summary”, “Summary Financial and Operating Data of PagSeguro Brazil”, “Selected Financial and Operating Information of PagSeguro Brazil” and “Business” sections. The Company does not consider retention rate or revenue per merchant to be key operating metrics; although the Company notes that the retention rate can be calculated indirectly by the reader using the number of active merchants, and revenue per merchant can be calculated indirectly using average spending per active merchant. The Company has revised page 78 of the Revised Registration Statement as follows:

“Over time, we expect an increasing portion of our growth to come from a combination of increased numbers of active merchants and increased average spending per active merchant.”

The Company has revised the “Glossary” of the Revised Registration Statement to add the following definitions:

““active merchant” means a merchant that has completed at least one transaction during the 12 months prior to a specified date.

“average spending per active merchant” is calculated by dividing our total TPV for a specified period by the number of active merchants in such period.

“TPV” means total payment volume.””

Principal Factors Affecting Our Financial Condition and Results of Operations

Pricing and revenue mix in our payment processing services, page 80

11.	You state that you currently offer lower pricing to certain of your “larger clients who generate higher transaction volume.” Please disclose the names of any significant customers on which you depend. See Item 3.D of Form 20-F.

Response to Staff Comment #11:

The Company acknowledges the Staff’s comment and clarifies that it currently offers lower pricing to certain larger clients who generate higher TPV for the Company.

The Company confirms that it is not dependent on any significant customers. As disclosed on page 133 of the Revised Registration Statement, the Company’s merchant base is highly diversified, which shields the Company from dependence on a small number of business sectors or major accounts. In order to clarify that the Company does not depend on any significant customers, this paragraph has been revised as follows:

“Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2016, general retail stores, our largest volume sector, accounted for less than 15% of our overall transaction business and no other major business sector (clothing stores, food and beverage merchants, beauty parlors, or auto spares and repair shops) accounted for more than 10% of our overall transaction business. We are not dependent on any individual merchants. In 2016, our top 10 clients represented only 5% of our TPV and our top 100 clients represented only 8% of our TPV.”

Ms. Woo

United States Securities and Exchange Commission

Results of Operations in 2016, 2015 and 2014

Net revenue from sales and services, page 96

12.	You disclose that the increase in gross revenue from transaction activities in 2016 was principally due to an increase in transaction volume which was partially offset by a change in mix in payments from debit cards in proportion to payments from credit cards. Tell us what consideration you gave to disclosing the dollar value of transaction volume for each period presented and the MDR percentage charged for both debit cards and credit cards. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response to Staff Comment #12:

The Company acknowledges the Staff’s comment and has revised the first paragraph under “Pricing and revenue mix in our payment processing services” on page 80 of the Revised Registration Statement to disclose the MDR percentage charged for both debit cards and credit cards as follows:

“We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 2.39% for POS debit card transactions, 3.19% for POS credit card transactions not paid in installments, 3.79% for POS credit card transactions paid in installments and 3.99% for online transactions, irrespective of whether such online transaction was paid in installments. Online transactions are also charged a fixed amount of R$0.40 per sale in addition to these MDR rates. Payments made using meal voucher cards and other payment methods generate per-transaction and/or percentage commissions at various rates. The MDR rates for credit card transactions vary according to whether the merchant has opted for the 14-day or one-day payment service under our payment date election service. For merchants who select the one-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.”

Ms. Woo

United States Securities and Exchange Commission

The Company has also disclosed the monetary amount of TPV in Brazilian reais for the years ended December 31, 2016, 2015 and 2014 and for the six months ended June 30, 2017 and 2016 as part of the key operating metrics that have been added to the “Summary”, “Summary Financial and Operating Data of PagSeguro Brazil”, “Selected Financial and Operating Information of PagSeguro Brazil” and “Business” sections of the Revised Registration Statement. For further information, please see the Company’s response to the Staff’s comment #10.

Cost of sales and services, page 85

13.	We note your disclosure on page 66 that changes in interchange fees can have a significant impact on your operating costs and profit margins. Tell us what consideration you gave to disclosing the interchange fee percentage for each period presented for the major card issuers. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response to Staff Comment #13:

The Company acknowledges the Staff’s comment and has revised the second paragraph under “Interchange fees” on page 81 of the Revised Registration Statement to disclose its net interchange fee as follows:

“The interchange fee, which we record as Transaction costs within Cost of Sales and Services, has the potential to affect our operating costs and margin. An increase in interchange fees will result in an increase in our operating costs and if we cannot pass the interchange fees onto customers via a corresponding increase in MDR, our margin will also be affected. We cannot predict if or when the card schemes will increase their interchange fees, or what the amount of any such increases may be. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—We partially rely on card issuers or payment schemes to process our transactions, and changes to credit card scheme fees, rules or practices may harm our business.””

The Company has elected not to disclose the interchange fee percentage for each period presented for the major card issuers because the Company does not believe this information is relevant to investors and certain of the Company’s industry peers, such as Mercado Libre, do not disclose this information.

Ms. Woo

United States Securities and Exchange Commission

Finance result, page 99

14.	Tell us the discount rate that you charge on the dollar value of the transaction for your early payment of receivables services. Also, clarify whether the expense you incur to obtain early payment of receivables from the card issuers and acquirers is a fixed percentage of the dollar value of the transaction and, if so, tell us this percentage. Clarify whether any of the expected changes that you describe on page 73 are expected to impact these fees and expenses, or the overall results of this business and what consideration you gave to disclosing this information. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Response to Staff Comment #14:

The Company acknowledges the Staff’s comment and clarifies that it charges a discount rate of 2.99% per month on the monetary amount (in Brazilian reais) of the transaction for the early payment of receivables service it offers to merchants. The Company generally pays a discount rate based on the Brazilian Basic Interest Rate, or SELIC, plus a margin when the Company obtains early payment of its own receivables from card issuers. This expense is recorded in the audited consolidated financial statements of PagSeguro Brazil as Financial expenses.

Although the Company plans to form a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC) to finance a portion of the early payment of receivables service it offers to merchants, the establishment of the FIDC is not expected to impact these fees and expenses or the overall results of this business. Once established, the FIDC will be responsible for providing the early payment of receivables service to merchants, and will be granted the right to receive funds from PagSeguro Brazil once such funds are received from the card issuers. To clarify that the establishment of the FIDC is not expected to impact these fees and expenses, or the overall results of this business, the second paragraph under “Financial Expenses” on page 88 of the Revised Registration Statement has been revised as follows:

“Through the date of this initial public offering, we have funded the early payment of receivables service that we offer merchants (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, as well as (ii) through our general third party borrowings and own capital. We plan to use a significant portion of the proceeds from this offering to fund this early payment of receivables service. In addition, we are currently in the process of setting up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC) through which we may raise debt to finance this line of business. The FIDC will be controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but will raise capital by issuing senior quotas in the fund to outside investors, who will receive interest on these investments from the FIDC. The FIDC will use the capital it raises to finance the growth of this early payment of receivables service. The results of this early payment of receivables service will continue to be reflected as Financial income in the audited consolidated financial statements of PagSeguro Brazil. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables service that we offer merchants, the expenses we incur to obtain early payment of note receivables from card issuers and acquirers, or the overall results of this business. For further information regarding the FIDC, see “—Organizational Structure.””

Ms. Woo

United States Securities and Exchange Commission

Business, page 113

15.	In various locations throughout your prospectus you discuss partnerships with third parties, including the Brazilian Post Office, Elo, American Express, Sodexo, Ticket, VR and others. Please tell us whether you have material agreements with any third-party partner and, if so, revise to provide a summary of any such agreement. See Item 8 of Form F-1.

Response to Staff Comment #15:

The Company acknowledges the Staff’s comment and confirms that the Company has material agreements with Visa and MasterCard. The Company has revised the Exhibit Index to include (1) the License Agreement, dated as of June 18, 2015 and as amended from time to time, between MasterCard International Incorporated and PagSeguro Brazil as Exhibit 10.6 and (2) the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Brazil as Exhibit 10.8. The Company will file both of these agreements by amendment to the Revised Registration Statement. The Company has included the License Agreement with MasterCard International Incorporated as an exhibit to its CTR in order to request confidential treatment of certain provisions of this agreement.

The Company has reviewed all of its contracts with third party partners and respectfully advises the Staff that other than the two agreements mentioned above, no agreements with third party partners are material contracts with respect to the Company; all of them were made in the ordinary course of business; and such contracts are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. While the Company’s partnerships with smaller card schemes and meal voucher organizations, such as Elo, American Express, Sodexo, Ticket and VR, serve a strategic objective in expanding the number of payment methods the Company’s merchants may accept, the Company’s significant partnerships are with Visa and MasterCard. In addition, these smaller partnerships were entered into in the ordinary course of business, since it is common for payments providers to have partnerships with various card schemes and meal voucher organizations. The Company is not dependent on its partnership with the Brazilian Post Office, since its shipping solutions represent just one of the many products and services that the Company offers its clients.

Ms. Woo

United States Securities and Exchange Commission

The Company has revised page 157 of the Revised Registration Statement as follows:

“We have material contracts with Visa and MasterCard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Brazil sets forth the general terms and conditions under which PagSeguro Brazil acts as a merchant acquiring principal participant for Visa in Brazil and provides PagSeguro Brazil with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, PagSeguro Brazil is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of June 18, 2015 and as amended from time to time, between MasterCard International Incorporated and PagSeguro Brazil sets forth the general terms and conditions under which MasterCard grants PagSeguro Brazil a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including MasterCard, Cirrus and Maestro branded marks) in Brazil in connection with PagSeguro Brazil’s issuing and acquiring activities. No consideration is due to MasterCard under this agreement.”

Our Products and Services

Cross-border remittance, page 132

16.	Please revise to further describe the nature of your Boa Compra platform and Go4Gold, your proprietary digital currency.

Response to Staff Comment #16:

The Company acknowledges the Staff’s comment and has revised the “Cross-border remittance” disclosure on page 132 of the Revised Registration Statement to further describe the nature of the Boa Compra platform and the proprietary digital currency Go4Gold as follows:

“Our “Boa Compra” platform allows our clients to operate cross-border transactions when consumers are located in different countries across Latin America, Spain, Portugal and Turkey (for example, for foreign merchants selling to Brazilian consumers, or for Brazilian merchants selling to foreign consumers – although the platform is also used for transactions where neither party is Brazilian). Boa Compra originally operated in the online gaming industry and has been particularly attractive to clients in that industry. Since its launch, however, Boa Compra has now expanded to serve other industries.

Ms. Woo

United States Securities and Exchange Commission

Using Boa Compra, international online merchants, such as Valve (Steam), Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce. The Boa Compra platform features an integrated web-checkout solution which allows clients to save their credit card information for future transactions and enables international checkout by offering users more than 150 payment methods in multiple currencies, including our proprietary digital currency Créditos Gold. Créditos Gold can be purchased online through Boa Compra’s online digital gaming portal Go4Gold in Brazil, Chile, Peru, Mexico, Portugal and Turkey. Once purchased, Créditos Gold can be used immediately to make in-app purchases. When Brazilian consumers, for instance, make a purchase abroad using Boa Compra, we organize the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.”

Intellectual Property, page 156

17.	Here you disclose that you operate certain software products under licenses from third parties, including Verifone, Oracle, Feedzai and Cisco. Please tell us whether you have material agreements with any third-party licensor and, if so, revise to provide a summary of any such agreement. See Item 8 of Form F-1.

Response to Staff Comment #17:

The Company acknowledges the Staff’s comment and confirms that the Company has material agreements for information technology services with UOL Diveo Tecnologia Ltda. (“UOL Diveo”). The Company has revised the Exhibit Index to include (1) the Colocation Contract, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo as Exhibit 10.2, (2) the Hosting Contract, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo as Exhibit 10.3, (3) the Services Contract, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo as Exhibit 10.4 and (4) the Telecommunications Services Contract, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo as Exhibit 10.5. The Company will file all of these agreements by amendment to the Revised Registration Statement. The Company has included these agreements with UOL Diveo as exhibits to its CTR in order to request confidential treatment of certain provisions of these agreements.

Ms. Woo

United States Securities and Exchange Commission

The Company has reviewed all of its contracts with third party licensors and respectfully advises the Staff that other than the agreements with UOL Diveo mentioned above, no agreements with third party licensors are material contracts with respect to the Company; all of them were made in the ordinary course of business; and such contracts are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. These other agreements are ancillary to the Company’s core business and there are other providers in the market from whom the Company could obtain these services if needed.

Principal and Selling Shareholder, page 166

18.	Here you state that beneficial ownership under SEC rules generally includes voting or investment power over securities. Please revise to clarify that beneficial ownership also includes shares over which a person receives the economic benefit of ownership and confirm that your current disclosure accounts for this aspect of the definition of beneficial ownership. See General Instruction F to Form 20-F.

Response to Staff Comment #18:

The Company acknowledges the Staff’s comment and has revised the second paragraph of the “Principal and Selling Shareholder” section as follows:

“Beneficial ownership, which is determined under SEC rules, generally includes voting or investment power over securities or the right to receive the economic benefit of ownership of the securities. We believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Common shares subject to options, warrants or rights that are exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter (which in the case of the Company, only consist of Class A common shares), are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.”

The Company confirms that the current disclosure in the Revised Registration Statement accounts for this aspect of the definition of beneficial ownership.

Ms. Woo

United States Securities and Exchange Commission

Related Party Transactions, page 168

19.	We note that you discuss a number of agreements with UOL and UOL subsidiaries and provide the aggregate amount paid to UOL under these agreements. To the extent practicable, please revise your discussion to also provide the amounts paid to UOL or UOL subsidiaries pursuant to each individual agreement. See Item 4.a of Form F-1 and Item 7.B.1 of Form 20-F. Please confirm that you will file these related party agreements as exhibits. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response to Staff Comment #19:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it is not practicable to include the amounts accounted for to UOL or UOL subsidiaries pursuant to each individual agreement. As disclosed in the Revised Registration Statement, prior to this offering, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to the audited consolidated financial statements of PagSeguro Brazil. However, PagSeguro’s cash management will be separated from UOL starting from the date of completion of the offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of the offering, and any such balances will in any event be repaid within 60 days following completion of the offering.

The Company respectfully advises the Staff that many of these agreements were put in place recently in light of this offering and as such, there is no material history of payments pursuant to these agreements. Furthermore, in several cases, such as the Advertising Space Assignment Agreement, the payments will depend on how much space the Company decides to reserve; as a result, period to period comparisons are not necessarily meaningful.

The Company has reviewed all of its related party agreements and respectfully advises the Staff that it has determined that the Advertising Space Assignment Agreement, UOL Diveo Cloud Services Agreement, Hosting Agreement, Colocation Agreement and Telecommunication Services Agreement are material agreements. These material agreements will be filed by amendment to the Revised Registration Statement. The Company has included some of these agreements with UOL and UOL subsidiaries as exhibits to its CTR in order to request confidential treatment of certain provisions of these agreements.

The Cost-Sharing Agreements, Software Licensing Agreements and Internet Security Agreements are not material contracts to the Company, were made in the ordinary course of business, and are immaterial in amount or significance because they only relate to a small volume of expenses. As a result, the Company respectfully advises the Staff that it has concluded that these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Ms. Woo

United States Securities and Exchange Commission

Consolidated Statements of Income, page F-30

20.	Tell us why you exclude income from early payment and the related charges from operating results and why these transactions qualify as finance activities. Clarify the authoritative accounting literature upon which you are relying in making this determination.

Response to Staff Comment #20:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that PagSeguro Brazil is party to agreements with the card schemes and with merchants regarding payment card transactions. Under its agreements with card schemes, the card scheme has a contractual obligation to pay PagSeguro Brazil for the amount charged to the consumer when the consumer uses a credit or debit card. Under its agreements with merchants, PagSeguro Brazil has a contractual obligation to pay the merchant an amount equal to the card transaction, net of (i) the MDR and (ii) where applicable, an amount representing income derived from the early payment of receivables related to purchases made in installments (which are recorded as payables by PagSeguro Brazil). The amount of the MDR and the income relating to early payment are set pursuant to the terms of the agreement between PagSeguro Brazil and the merchant.

The credit card transactions that PagSeguro Brazil intermediates result in payables owed by PagSeguro Brazil to merchants, and PagSeguro Brazil offers merchants the option to receive early payment of these receivables. When a merchant opts to receive early payment of its receivables, PagSeguro Brazil applies a discount rate to the amount that it pays early to the merchant in order to calculate the income from early payment. This income from early payment is considered financial income since it is not directly related to the intermediation transaction.

The Company believes that this financial income is not part of PagSeguro Brazil’s ordinary activities, but rather is akin to a financing activity since this income is separate from the intermediation transactions, which represent its primary operating activities. Accordingly, the income from early payment is not considered “revenue” under paragraph 7 of IAS 18. To clarify this, PagSeguro Brazil has renamed the “Income from early payment” line item in its income statement as “Financial income.”

Ms. Woo

United States Securities and Exchange Commission

Consolidated Statements of Cash Flows, page F-33

21.	Tell us why changes in notes receivable are included in cash flows from operating activities rather than cash flows from investing activities. We refer you to paragraph 16 of IAS 7. Also, as it relates to notes receivable from early repayments, clarify how this presentation is consistent with your presentation of these transactions outside of operating activities in your consolidated statements of income.

Response to Staff Comment #21:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it considers the provision of intermediation services for the receipt and payment of electronic payment transactions to be PagSeguro Brazil’s primary operating activity. When debit and credit card transactions are processed, PagSeguro Brazil records its contractual rights and obligations by debiting the note receivables due from the card issuer and crediting the amount due to the merchant (included in Payables to third parties). As a result, the cash received from the collection of the note receivable due from the card issuer is considered as operating cash flow. Similarly, the cash paid to the merchant is also considered as operating cash flow.

PagSeguro Brazil recognizes financial expense when it elects to receive early payment of its own note receivables from card issuers. The cash received by PagSeguro Brazil relating to these receivables consists of the gross receivable less amounts representing the financial expense for early payment. Accordingly, such amounts represent a non-cash financial expense. PagSeguro Brazil has revised the Cash flow from operating activities in its cash flow statement to include such amount in the “Financial result from early payment, net” line item related to expenses (revenues) not affecting cash. Because this is a non-cash item, it is not included in either operating or financing cash flows.

22.	Tell us why interest received on notes receivable and interest paid on borrowings is not separately disclosed. We refer you to paragraph 31 of IAS 7.

Response to Staff Comment #22:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that PagSeguro Brazil records the net present value of the note receivable when the debit or credit card transaction is consummated. It then accretes interest income over the term of the note, using the appropriate interest rate. Cash received related to the payment of the note receivable consists of both the accreted interest and the original balance recorded. PagSeguro Brazil has estimated the amount of accreted interest income that it has received in cash and has revised its cash flow statement to include the interest related to note receivables in the new line item entitled “Interest income received”.

As described in the Company’s response to the Staff’s comment 20, PagSeguro Brazil offsets its payable to the merchant with amounts recognized as financial income related to early payments. Accordingly, such amounts represent non-cash financial income, and PagSeguro Brazil has revised the Cash flow from operating activities in its cash flow statement to include such amount in the “Financial result from early payment, net” line item related to expenses (revenues) not affecting cash.

Ms. Woo

United States Securities and Exchange Commission

PagSeguro Brazil had two borrowings outstanding at December 31, 2016, but did not pay any interest on its borrowings during 2016. As a result, no interest paid is presented on the cash flow statement.

Notes to the Consolidated Financial Statements

2. Presentation and preparation of the consolidated financial statements and significant accounting policies, page F-34

23.	Your disclosure on page 106 indicates that your cash out solutions enable your clients to transfer or spend the balance of their PagSeguro digital account by a variety of means without needing a bank account. Clarify where these client balances are held. Tell us if you hold funds on behalf of your clients and, if so, how they are reflected in your financial statements.

Response to Staff Comment #23:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that PagSeguro Brazil includes client balances on its balance sheet in Payables to third parties. For further information, please refer to Note 12 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement, as follows:

“Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.”

The Company respectfully advises the Staff that it does not hold any funds on behalf of its merchant clients. The digital account balances of merchants represented 38% of Payables to third parties at December 31, 2016 and are available for immediate repayment.

2.1 Preparation and presentation of the consolidated financial statements, page F-34

24.	Your disclosure on page 61 indicates that prior to the launch of this initial public offering, PagSeguro Brazil will carry out a reverse stock split. Clarify whether you intend to retrospectively restate your share and per share data for all periods presented to reflect the reverse stock split. We refer you to paragraph 64 of IAS 33.

Ms. Woo

United States Securities and Exchange Commission

Response to Staff Comment #24:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that PagSeguro Brazil carried out a reverse stock split effective as of August 1, 2017. The audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement have been revised to reflect this reverse stock split for the years ended December 31, 2016, 2015 and 2014. As part of these revisions, Note 28 has been added to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement, the first paragraph of which is as follows:

“Note 28 – Subsequent Events

Share Split

As described in Note 1, at the Extraordinary General Shareholders Meeting held on August 1, 2017, PagSeguro Brazil’s shareholders approved and executed a 2:1 (two for one) reverse share split for all outstanding shares. As a result of the reverse share split, PagSeguro Brazil’s historical financial statements have been revised to reflect the number of shares and per share data as if the reverse share split had been in effect for all periods presented.”

Notes 18 and 19 to the audited financial statements of PagSeguro Brazil included in the Revised Registration Statement and the related disclosures on pages 16, 17, 66, 67, 90, 95 and 101 have also been revised to reflect this reverse stock split.

2.6 Note receivables, page F-39

25.	Your disclosure indicates that the Group does not establish a provision for impairment of note receivables because the balance of note receivables is mainly comprised of transactions approved by large financial institutions. Please revise your disclosure to clarify whether the financial institutions are also the legal obligors to the note agreements. If not, clarify these parties. Also, clarify your exposure if the debtor defaults on the underlying receivable.

Response to Staff Comment #25:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the second paragraph of Note 2.6 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has been revised as follows:

“The PagSeguro Brazil Group does not establish a provision for impairment of note receivables because the balance of note receivables is mainly comprised of transactions approved by large financial institutions that have low level risk based on ratings by major credit rating agencies. PagSeguro Brazil performed this risk assessment. See Note 24. Additionally, these financial institutions are the legal obligors to the note agreements.”

Ms. Woo

United States Securities and Exchange Commission

PagSeguro Brazil does not have any credit exposure if the card holder defaults on the underlying receivable because the financial institutions are the legal obligors to the note receivables. Furthermore, PagSeguro Brazil performs risk assessments periodically and does not have a historical loss.

Footnote (i) to the table in Note 8 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has also been revised in order to clarify this concept as follows:

“Card issuers: receivables derived from transactions where the PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa or Mastercard. However, the PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa or Mastercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.”

In addition, Note 8 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has been revised to include the title “Legal obligors” over the far left column in order to clarify that the listed card issuer and acquirer are the legal obligors to the note receivables.

2.13 Revenue Recognition, page F-42

26.	Revise your disclosures to describe your accounting for chargebacks, including whether you record reserves for estimated chargebacks, and your basis for estimating such reserves. Tell us the factors you considered in determining to classify these charges as operating expenses rather than a reduction of revenue.

Response to Staff Comment #26:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that for the years ended December 31, 2016, 2015 and 2014, PagSeguro Brazil evaluated whether it was necessary to record provisions for chargebacks, but concluded that the amount of any such provision was not material (representing 0.2% of Note receivables).

Ms. Woo

United States Securities and Exchange Commission

Taking into account the expected growth in TPV, however, PagSeguro Brazil reassessed this analysis and decided to commence making provisions for chargebacks beginning in the first quarter of 2017 even though provisions are expected to remain not material. PagSeguro Brazil makes provisions for chargebacks by applying to all known alleged chargebacks its historical percentage of fraudulent claims as a proportion of alleged claims, as well as applying an estimate based on its historical levels of chargebacks incurred but not reported over the preceding 18 months.

Chargeback expenses are classified as operating expenses rather than as a reduction of revenue because chargebacks are not related to Revenue from transaction activities and other services. Chargebacks only arise after the services purchased have been provided or delivered, since consumers are entitled to make a chargeback claim challenging the purchase for up to 180 days following the electronic payment transaction. As a result, chargebacks constitute a cost of doing business. According to paragraph 10 of IAS 18, revenue should be offset by any trade discounts or volume rebates and as discussed above, chargebacks do not relate to these items.

27.	Revise your disclosures to describe whether you are responsible for issuing refunds to the merchant or the customer in the event that orders are cancelled, returned or disputed. Describe whether such refunds represent the gross purchase amount or just your transaction fee. Clarify your accounting for all such refunds, including whether you record reserves for estimated refunds and your basis for estimating such reserves.

Response to Staff Comment #27:

The Company acknowledges the Staff’s comment and respectfully clarifies that PagSeguro Brazil is not responsible for issuing refunds to the merchant or to the consumer in the event that orders are cancelled, returned or in mediation. Any refunds to consumers are the responsibility of the merchant. If an order is cancelled before payment, the transaction never enters PagSeguro’s system, and as a result the cancelation is not considered a refund. With respect to returned orders and orders in mediation, PagSeguro Brazil accounts for these as cancelled transactions and not as refunds.

In addition, PagSeguro Brazil accounts for transaction losses arising from fraudulent transactions as chargebacks.

Ms. Woo

United States Securities and Exchange Commission

In order to clarify that chargebacks are not refunds, the Company has revised the definitions of “chargeback” and “chargeback fraud” (now titled “chargeback related to a fraudulent transaction”) in the Revised Registration Statement as follows:

““Chargeback” refers to a claim where the consumer makes a purchase using a payment card and subsequently requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged). Chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services.

“Chargebacks related to fraudulent transactions” refers to chargebacks where the consumer’s request for a reversal of the transaction amount is related to an illegitimate transaction.”

The Company has also revised the following paragraph on page 35 of the Revised Registration Statement in order to clarify this concept as follows:

“At June 30, 2017, we had approximately 4,000 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for noncompliance that could harm our results of operations.”

28.	Revise your disclosures to describe your accounting policies for refunds relating to your Point of Sale equipment, including whether you record reserves for estimated refunds and your basis for estimating such reserves.

Response to Staff Comment #28:

The Company acknowledges the Staff’s comment and respectfully clarifies that under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (or POS devices, as referred to in the Revised Registration Statement) in which to cancel the purchase. Returns of POS devices are accounted for as Deductions from revenue from sales at the time such equipment is returned. The volume of cancelations of POS device orders has not been material to date. In addition, the time involved is relatively short, since the time limit for cancelations is limited to seven days under Brazilian consumer law, and PagSeguro Brazil has been able to return approximately 93% of canceled POS devices to its inventory for sale within five days thereafter.

29.	Your disclosure indicates that revenue is also presented net of rebates. Clarify the nature of the rebates that you issue and your accounting for these rebates.

Ms. Woo

United States Securities and Exchange Commission

Response to Staff Comment #29:

The Company acknowledges the Staff’s comment and respectfully clarifies that PagSeguro does not offer rebates. The first paragraph of Note 2.13 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has been revised as follows:

“Revenue comprises the fair value of the consideration received or receivable for the sale of services and goods in the ordinary course of the PagSeguro Brazil Group’s activities. Revenue is presented net of sales and excise taxes and returns.”

30.	Clarify whether any of your credit and debit card readers are sold together with your transaction services and, if so, how you allocate arrangement consideration among the separate components. Further, your disclosures on pages 92 through 107 indicate that various other products and services are included in the free PagSeguro digital account that you offer. Clarify what consideration you gave to allocating arrangement consideration to these components. In your response, please clarify the length of your contracts with customers.

Response to Staff Comment #30:

The Company acknowledges the Staff’s comment and respectfully clarifies that credit and debit card readers are not sold together with the transaction services or any other product or service offered by PagSeguro. The Company has revised the disclosure on page 117 of the Revised Registration Statement as follows to reflect that the transaction services are offered separately from POS devices as follows:

“Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Clients do not need to purchase a POS device in order to gain access to our end-to-end digital ecosystem. Our main products and services fall into the following categories, described in further detail below:”

The Company has also revised the disclosure on page 122 of the Revised Registration Statement as follows to reflect this concept:

“We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha Pro. These POS devices are offered separately from our transaction services.”

As disclosed in “Business—Organizational Structure” in the Revised Registration Statement, PagSeguro POS devices are sold by Net+Phone. Separately, PagSeguro Brazil charges MDR only when clients complete a transaction within the PagSeguro ecosystem: as disclosed on page 77 of the Revised Registration Statement, PagSeguro Brazil generates revenue through the commissions and other fees that are charged for electronic payment intermediation (for transactions that may be completed either via a POS device or online), as well as fees for other services and revenues from sales of POS devices and related items. PagSeguro does not receive (or waive) any up-front transaction fees when a client purchases a POS device.

Ms. Woo

United States Securities and Exchange Commission

All of the functionalities and services within the PagSeguro ecosystem are designed around the PagSeguro digital account, which PagSeguro offered prior to beginning to sell POS devices. The PagSeguro digital account is the core of PagSeguro’s client offering. Anyone can sign up for a PagSeguro digital account, regardless of whether they purchase a POS device. After signing up for a digital account, the client (who can be either a merchant or a consumer) has access to the various products and services that PagSeguro offers and, in the case of merchants, the client can begin accepting payments for online transactions (for which PagSeguro Brazil charges MDR).

The contract through which merchants or consumers become PagSeguro clients is typically for an indefinite term. However, for certain larger clients who generate higher TPV, PagSeguro may offer contracts with terms between 12 and 24 months. The Company has revised the following paragraph on page 118 under “The Free PagSeguro Digital Account” in the Revised Registration Statement to include this information:

“Merchants can sign up for a free PagSeguro digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. Our online contract is typically for an indefinite term, but for certain clients who generate higher TPV, we may offer contracts with terms between 12 and 24 months. By signing up with us, merchants can automatically start accepting more than 30 cash-in methods, all with antifraud protection, and can begin accessing our business management tools. For merchants who require more complex functionalities, we offer value-added services such as the early payment of installment receivables for merchants, accounting reconciliation and shipping solutions. With our free PagSeguro digital account, merchants may request the transfer of their account balance to a bank account and also use our products and services to spend their account balance or other funds directly on our platform by (i) buying online, (ii) making peer-to-peer transfers or (iii) transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.”

31.	Your disclosure on page 106 indicates that you earn issuance fees for PagSeguro prepaid cards. Describe the period over which revenue is recognized for these fees.

Response to Staff Comment #31:

The Company acknowledges the Staff’s comment and respectfully clarifies that PagSeguro Brazil recognizes revenue from the issuance fees for PagSeguro prepaid cards at the moment that PagSeguro delivers the card, transferring control of it to the client.

Ms. Woo

United States Securities and Exchange Commission

PagSeguro Brazil has no further performance obligation with respect to the prepaid card after transferring control of it to the client.

32.	Your disclosures on page 69 indicate that your net revenues do not include deductions for interchange fees and other transaction fees. Tell us the factors you considered in determining that you are the principal in your electronic payment intermediation transactions. Tell us how you took into consideration all of the factors in paragraph 21 of the illustrative examples to IAS 18. Please revise your disclosures to describe these factors.

Response to Staff Comment #32:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that PagSeguro Brazil assessed the principal and agent relationship in accordance with items A and C of paragraph 21 of the illustrative examples to IAS 18 (reproduced below):

“(a)	The entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer.

(c)	The entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services.”

Based on items A and C of paragraph 21 of the illustrative examples to IAS 18, PagSeguro Brazil has concluded that it is the principal in its electronic payment intermediation transactions for the reasons discussed below.

Revenue from transaction activities and other services is recognized when the services are rendered, and represents the total amount withheld from the amount of the transaction charged to the merchant. PagSeguro Brazil also has the discretion to set the prices to be charged to the merchant. This amount is recorded in the income statement as Gross revenue from transaction activities and other services.

In order to provide its services to merchants, PagSeguro Brazil is required to pay commissions to third parties, such as card schemes and card issuers, who process these transactions. These commissions are considered transaction costs and are recognized when the service is rendered. The transaction costs are recorded in the income statement as Costs of sales and services.

PagSeguro Brazil’s standard agreements with card schemes include the following term: “PagSeguro will pay all fees and charges applicable to its participation and to the operation of the approved payment arrangements”. The cost of the transaction is agreed between the card schemes and PagSeguro Brazil, independently from the fee that PagSeguro Brazil charges its merchant clients. In its relationships with its merchant clients, PagSeguro Brazil is able to set the pricing for its products and services, independently from the costs agreed between PagSeguro Brazil and the card issuers.

Ms. Woo

United States Securities and Exchange Commission

The Company has revised the first paragraph of “Gross revenue from transaction activities and other services” on page 84 of the Revised Registration Statement as follows in order to describe these matters:

“Our main source of revenue is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, and/or other commissions or per-transaction fees. This line item also includes the fees we charge for other services. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods, or in the case of services; when the service is rendered.”

33.	You disclose that income recognized as a result of the discount rate charged on the early payment of payables to third parties is recognized at the time the merchant agrees to receive a sale in installments on an anticipated basis. Clarify what you mean by anticipated basis. Further, your disclosure on page 73 indicates that you record notes receivable related to these transactions. Clarify the repayment terms of these notes receivable and tell us why you recognize the discount rate at the time of the sale rather than over the term of the note receivable. Clarify the authoritative accounting literature upon which you are relying in determining your revenue recognition policy for these transactions. Please clarify your disclosures accordingly.

Response to Staff Comment #33:

The Company acknowledges the Staff’s comment and respectfully clarifies that the term “anticipated” related to PagSeguro Brazil’s early payment of receivables service for merchants. The last paragraph of Note 2.13 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has been revised as follows, in order to provide a better English translation of this term:

“Income is recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial result in the income statement.”

Ms. Woo

United States Securities and Exchange Commission

PagSeguro Brazil recognizes the amount related to the early payment of the merchants’ receivables as Financial income on the date when the transaction occurs, for those contracts for which an early payment election was made. The merchant’s election for early payment is made as part of PagSeguro Brazil’s general contract with the merchant, prior to the specific transaction. PagSeguro Brazil has no further obligation to the merchant, other than the obligation to pay the cash to the merchant. The cash is payable to the merchant on demand following receipt of a payment request from the merchant.

The Company clarifies that it does not record note receivables in relation to specific transactions where merchants have elected to receive early payment of their receivables. In order to clarify this point, the Company has deleted the following sentence from page 87 of the Revised Registration Statement:

“The underlying receivables are mainly owed to us by Brazilian credit card issuers such as Bank Itaú, Banco Bradesco, Banco do Brasil and Nubank.”

7. Financial investments, page F-46

34.	Revise your disclosure to describe the composition of your short term investments and any related credit or liquidity risks. Further, clarify how you classify these investments. In this regard, we note your disclosure on page F-10 that you do not classify your financial assets as held-to-maturity or available-for-sale, and your disclosure on page F-11 that no financial assets at fair value through profit or loss are presented on the balance sheet.

Response to Staff Comment #34:

The Company acknowledges the Staff’s comment and respectfully clarifies that the short term investments of R$131.2 million at December 31, 2016 were classified as financial assets at fair value through profit or loss. Notes 2.5, 7 and 23 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement have been revised to reflect this clarification. PagSeguro Brazil has concluded that its short term investments have minimal credit or liquidity risk due to the fact that they are debentures issued by a large financial institution that has received a positive rating from major credit rating agencies.

Ms. Woo

United States Securities and Exchange Commission

9. Related-party balances and transactions, page F-48

35.	Please disclose, if true, that your related party transactions were made on terms equivalent to those that prevail in arm’s length transactions. Otherwise, please further clarify the terms of the expenses that are allocated to you pursuant to contractual arrangements with your parent and affiliated companies. Further, please describe the nature of the transactions relating to cash management with your parent. In this regard, your disclosure on page F-9 appears to indicate that the centralized cash management system was only in place in the period prior to August 1, 2015.

Response to Staff Comment #35:

The Company acknowledges the Staff’s comment and confirms that all of its related party transactions were and are made on terms equivalent to those that would prevail in arms’ length transactions with third parties, other than its centralized cash management with UOL since no interest was recorded on cash balances in either company’s income statement. PagSeguro’s cash management will be separated from UOL starting from the date of completion of the offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of the offering, and any such balances will in any event be repaid within 60 days following completion of the offering.

The Company has revised the first two paragraphs on page 168 of the Revised Registration Statement to reflect this as follows:

“We currently engage in various transactions with UOL, our controlling shareholder, and other affiliated companies. All of our related party transactions are conducted at arms’ length, based on terms that reflect those that would apply to transactions with third parties, other than our centralized cash management with UOL, described below. The total amount of costs and expenses incurred by PagSeguro Brazil for shared services and sales of services provided by UOL and other affiliated companies in the six months ended June 30, 2017 under such of these agreements as were in force during the six months ended June 30, 2017 was R$73.2 million. PagSeguro also provided services to certain other UOL affiliates during the six months ended June 30, 2017 for an amount of R$0.4 million. For more information, see Note 8 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil.

Prior to this offering, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to the audited consolidated financial statements of PagSeguro Brazil and Note 8 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions were not carried out at arms’ length because no interest was recorded in either company’s income statement. Our cash management will be separate from UOL’s cash management starting from the date of completion of this offering. Any remaining balances that relate to prior cash management activities will begin accruing interest on arms’ length terms from the date of completion of this offering, and any such balances will in any event be repaid within 60 days following completion of this offering.”

Ms. Woo

United States Securities and Exchange Commission

The Company has also revised the disclosure on pages 55, 76 and 103 of the Revised Registration Statement accordingly.

The fourth paragraph of Note 2.1 to the audited consolidated financial statements of PagSeguro Brazil included in the Revised Registration Statement has been revised as follows:

“PagSeguro Brazil uses centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business have been recognized as receivables from related parties and as payables to related parties in the balance sheet. This approach is consistent with the treatment of the consolidated financial statements prior to August 1, 2015, which were prepared on a carve-out basis.”

General

36.	Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response to Staff Comment #36:

The Company supplementally advises the Staff that no written communications, as defined in Securities Act Rule 405, have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Staff.

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In addition to responding to the Staff’s comments, PagSeguro Brazil has also revised Note 21 to its audited consolidated financial statements in order (i) to combine the line items “Transaction costs” and “Card reader costs” into one line item entitled “Transaction costs” and (ii) to combine the line items “Marketing and advertising” and “Customer support” into one line item entitled “Marketing and advertising”. These revisions have also been reflected in the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. The Company believes that this presentation is more consistent with market practice. The purchase cost of the card readers and the transaction costs together make up the direct cost of the overall range of products and services the Company provide to clients; and marketing, advertising and customer support costs are together directly related to the Company’s customer acquisition cost.

Ms. Woo

United States Securities and Exchange Commission

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We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. As discussed, the present intention of the Company and its underwriters is to commence road-show presentations by October 23, 2017. We would be grateful if the Staff could review the Revised Registration Statement and provide any comments so that the Company may prepare appropriate responses to the Staff’s comments and print preliminary prospectuses in accordance with this schedule. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this submission at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief Accounting Officer, PagSeguro Digital Ltd.

Maria Judith de Brito – Director, PagSeguro Digital Ltd.

Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo